Mail Stop 4561

December 1, 2008

James J. Leto
Chief Executive Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151

      **Re:    GTSI Corp.**
            **Form 10-K for the Fiscal Year Ended December 31, 2007**
            **File No. 000-19394**

Dear Mr. Leto:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            /s/ Stephen Kirkorian

            Stephen Krikorian
            Accounting Branch Chief